Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Non-Renounceable Rights Issue Offer – Notice to Eligible Shareholders

Brisbane, Australia, 18 April 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) advises that it has today mailed out the attached notice to eligible shareholders.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

18 April 2013

Dear Shareholder,

Progen Rights Issue – Notice to Eligible Shareholders

As announced on 16 April 2013, Progen Pharmaceuticals Ltd (Progen or Company) is undertaking a pro-rata non-renounceable rights issue (Rights Issue or Offer) of up to 24,709,097 new fully paid ordinary shares (New Shares) on the basis of 1 New Share for every 1 fully paid ordinary share (Share) held at 7:00pm (AEST) on 26 April 2013 (Record Date) at an issue price of $0.21 per New Share.

The Rights Issue is underwritten by Mercer Capital Pty Ltd (Underwriter) and is expected to raise up to approximately $5.19 million (before costs). This amount excludes any Shares that may be issued as a result of the exercise of any existing options by their holders before the Record Date. The New Shares will rank equally in all respects from the date of their allotment with the existing class of fully paid ordinary shares in the capital of Progen.

The Rights Issue is being made without a prospectus or other disclosure document in accordance with section 708AA of the Corporations Act 2001 (Cth) (Corporations Act). Progen lodged an offer document (Offer Document) for the Rights Issue with ASX Limited (ASX) on 17 April 2013. A copy of the Offer Document is available on the websites of ASX (www.asx.com.au) and Progen (www.progen-pharma.com).

Progen has decided that offers under the Rights Issue will only be made to shareholders whose registered addresses are in Australia or New Zealand (Eligible Shareholders), and that it is unreasonable to make offers under the Rights Issue to shareholders whose registered addresses are outside Australia and New Zealand. Progen will therefore only send Offer Documents to Eligible Shareholders.

Summary of Key Information

Under the ASX Listing Rules (Listing Rules), Progen is required to provide you with certain information before proceeding with the Rights Issue. This letter contains all the information required by Appendix 3B of the Listing Rules as set out below:

•	Up to 24,709,097 New Shares will be issued on the assumption that no existing options are exercised before the Record Date.

•	The New Shares to be issued will rank equally in all respects from the date of allotment with the existing class of quoted fully paid ordinary shares.

•	The issue price of the New Shares is $0.21 each.

•	Progen will apply for quotation of the New Shares issued pursuant with the Rights Issue on the official list of ASX.

•	The funds raised by the Rights Issue, after costs, will be used for continued preclinical and clinical development of PG545, and continued development of PI-88.

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

The funds will also be used for capital works on the manufacturing facility of wholly-owned subsidiary PharmaSynth Pty Ltd. This will increase production capacity as well as broaden the scope of services PharmaSynth can offer new and existing clients.

•	The total number and class of all securities quoted on ASX (including a maximum of 24,709,097 New Shares that will be issued after completion of the Rights Issue) is set out below:

Number of quoted securities	Class of quoted securities
49,418,194	Fully paid ordinary shares

•

The total number and class of all securities not quoted on ASX (including 1,000,000 options that will be issued to the Underwriter under the terms of the Underwriting Agreement between the Company and the Underwriter) is set out below:

Number of unquoted securities	Class of unquoted securities
90,000	Options exercisable at $0.29 each
1,000,000	Options expiring 13 March 2016 exercisable at $0.30 each

•	The Company currently has no dividend policy.

•	The Rights Issue does not require shareholder approval.

•

The Rights Issue is non-renounceable. This means that an Eligible Shareholder’s entitlement under the Rights Issue is personal and cannot be traded on ASX or any other securities exchange, or be privately transferred.

•	The New Shares under the Rights Issue will be offered on the basis of 1 New Share for every 1 Share held on the Record Date.

•	The offer under the Rights Issue relates to fully paid ordinary shares in the capital of the Company.

•	The Record Date to determine entitlements is 26 April 2013.

•	Holdings on different registers (or subregisters) will not be aggregated for calculating entitlements as the Company only has one register.

•

The Company will only send Offer Documents to Eligible Shareholders in Australia and New Zealand. The Company will not be sending Offer Documents to shareholders in countries other than Australia and New Zealand.

•	The closing date for the receipt of acceptances and renunciations of entitlements is 15 May 2013.

•	The Rights Issue is underwritten by the Underwriter, being Mercer Capital Pty Ltd.

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

•

An underwriting fee of $100,000 (plus GST) will be payable to the Underwriter, and one million unlisted options to subscribe for one Share each at an exercise price of $0.30 per Share expiring on 13 March 2016 will be issued to the Underwriter.

•

There are no brokers to the Rights Issue. Therefore, there will be no fees or commissions payable to brokers, including any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders.

•	The Offer Document and the accompanying personalised Entitlement and Acceptance Form will be sent to you on 1 May 2013.

•

Existing option holders may participate in the Rights Issue upon exercise of their options. On 17 April 2013, the Company sent notices to option holders notifying them of the Rights Issue and their right to participate in the Rights Issue upon exercise of their options.

•

It is anticipated that the New Shares will be allotted and entered into the holders’ security holdings on 22 May 2013, and the holding statements for the New Shares will be dispatched to holders on 23 May 2013.

The above information was provided to ASX on 16 April 2013.

Actions required of Eligible Shareholders

This letter is not an offer document but rather advance notice of some key terms and conditions of the Offer. Full details of the Offer are set out in the Offer Document.

The Company proposes to send to each Eligible Shareholder on 1 May 2013 the Offer Document, together with a personalised Entitlement and Acceptance Form which contains details of their entitlement under the Offer. You should read the entire Offer Document carefully before deciding whether to participate in the Offer.

Eligible Shareholders that wish to participate in the Offer will need to complete the Entitlement and Acceptance Form and return it to the Company’s share registry with payment by 5:00pm (AEST) on 15 May 2013, being the closing date of the Offer.

There are a number of ways in which you may deal with your entitlements under the Offer:

1.	accept your entitlement in full and apply for additional New Shares which will be available in the event the Rights Issue is not fully subscribed;

2.	accept your entitlement in full;

3.	partially accept your entitlement; or

4.

do nothing, in which case your entitlement will lapse. If you choose to do nothing with your entitlement, while you will continue to hold the same number of Shares, your interest in the Company will be diluted and you will receive no value for your entitlement.

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Indicative Timetable

The proposed timetable for the Rights Issue is as follows*:

Event	Proposed Date
Announcement of Rights Issue and application for quotation	16 April 2013
Lodgment of Offer Document with ASX	17 April 2013
Shares commence trading on “Ex” basis (Ex Date)	19 April 2013
Record Date	26 April 2013
Dispatch of Offer Documents to Eligible Shareholders	1 May 2013
Closing Date	15 May 2013
Underwritten Shortfall Subscription Date	21 May 2013
Allotment of New Shares	22 May 2013
Despatch of Holding Statements for New Shares	23 May 2013
Commencement of normal trading for New Shares	23 May 2013

*These dates are subject to change and are indicative only. Progen reserves the right to amend this timetable including, subject to the Corporations Act 2001 (Cth) and the Listing Rules, to extend the Closing Date.

Further Information

This notice is important and requires immediate attention. If you have any queries, please contact Progen’s share registry, Computershare Investor Services Pty Ltd, on 1300 390 046 (within Australia) or +61 3 9415 4866 (outside Australia) between 9:00am and 5:00pm (AEST) Monday to Friday or, alternatively, consult your professional adviser.

On behalf of the Directors, I thank you for your continued support of the Company.

Yours faithfully,

Stuart James

Chairman